Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
First Horizon National Corporation:

We consent to the use of our reports dated February 27, 2019, with respect to the consolidated statements of condition of First Horizon National Corporation and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the joint proxy statement/prospectus.

/s/ KPMG LLP

Memphis, Tennessee
February 10, 2020